Exhibit 12.1

INTERNATIONAL GAME TECHNOLOGY

REGULATION S-K, ITEM 503(d)

RATIOS OF EARNINGS TO FIXED CHARGES

March 31, 2009

		Six months	Year Ended September 30,
(in millions)	Source/note	3/31/2009	2008	2007	2006	2005	2004
Earnings	(1)
Income before tax from continuing operations	10K	$138.8	$590.8	$804.8	$746.9	$681.3	$653.5

Add back:
Fixed charges	(2)	47.0	78.8	53.5	33.6	31.1	68.2
Amortization of capitalized interest		—	—	—	—	—	—

Subtract:
Capitalized interest		—	(1.9)	(2.3)	(1.3)	—	—

Total Earnings		$185.8	$667.7	$856.0	$779.2	$712.4	$721.7

Fixed charges	(2)
Interest expense, includes amortization expense	10K	58.4	100.1	77.6	50.8	58.1	90.5
Less annuity interest expense	FRP	(14.2)	(28.6)	(31.3)	(23.2)	(31.2)	(26.1)
Interest expense excluding annuity interest expense		44.2	71.5	46.3	27.6	26.9	64.4
Capitalized interest		—	1.9	2.3	1.3
Interest expense including capitalized interest		44.2	73.4	48.6	28.9	26.9	64.4
Estimate of interest within rental expense @ 1/3 rent expense	10K - Commitment FN	2.8	5.4	4.9	4.7	4.2	3.8

Total Fixed Charges		$47.0	$78.8	$53.5	$33.6	$31.1	$68.2

Ratio of earnings to fixed charges	(1)	4.0	8.5	16.0	23.2	22.9	10.6

Footnotes

(1)	For the purposes of computing this ratio, earnings represent net income before fixed charges and income taxes, adjusted to exclude capitalized interest.
(2)

Fixed charges represent interest expense excluding the portion related to liabilities to jackpot winners and including capitalized interest, one-third of total rental expense, and amortization of discount and loan expense related to long-term debt.